 **CAPITOL FEDERAL® FINANCIAL, INC.**

NEWS RELEASE
FOR IMMEDIATE RELEASE

October 30, 2013

CAPITOL FEDERAL FINANCIAL, INC.
ANNOUNCES SPECIAL YEAR-END DIVIDEND

Topeka, KS – Capitol Federal® Financial, Inc. (NASDAQ: CFFN) (the "Company") announced today that its Board of Directors has declared a special year-end cash dividend of $0.18 per share on outstanding CFFN common stock.

The special year-end cash dividend is the result of the Board of Directors' commitment to distribute to stockholders 100% of the earnings of the Company for fiscal year 2013. The amount available for the special year-end dividend was determined by taking the difference between total earnings for fiscal year 2013 of $69.3 million and total regular quarterly dividends paid during fiscal year 2013 of $43.7 million. The $25.6 million difference equates to a special year-end dividend of $0.18 per share. The dividend is payable on December 6, 2013 to stockholders of record as of the close of business on November 22, 2013.

For fiscal year 2014, it is the intent of the Board of Directors and management to continue with the payout of 100% of the Company's earnings to its stockholders. The payout is expected to be in the form of regular quarterly cash dividends of $0.075 per share, totaling $0.30 for the year, and a special year-end cash dividend equal to fiscal year 2014 earnings in excess of the amount paid as regular quarterly cash dividends during fiscal year 2014. It is anticipated that the fiscal year 2014 special year-end cash dividend will be paid in December 2014. Dividend payments depend upon a number of factors including the Company's financial condition and results of operations, Capitol Federal Savings Bank's (the "Bank's") regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, and the amount of cash at the holding company.

Capitol Federal Financial, Inc. is the holding company for the Bank. The Bank has 46 branch locations in Kansas and Missouri. The Bank is one of the largest residential lenders in the State of Kansas. News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Capitol Federal Financial, Inc. to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in documents filed or furnished by Capitol Federal Financial, Inc. with the SEC. Actual results may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial, Inc.'s judgment as of the date of this release. Capitol Federal Financial, Inc. disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe
Vice President,
Investor Relations
700 S Kansas Ave.
Topeka, KS 66603
(785) 270-6055
jwempe@capfed.com

Kent Townsend
Executive Vice President,
Chief Financial Officer and Treasurer
700 S Kansas Ave.
Topeka, KS 66603
(785) 231-6360
ktownsend@capfed.com